



Dwight Bandak

"As an entrepreneur, I invest in projects that are hassle free, contribute to the common good, and have the potential for a big pay off. Having had the experience as an Executive Producer on Chris and Dan's award-winning proof of concept short for the feature and experiencing it's festival run in places like Maui and Mill Valley, I jumped at the chance to invest in what I know will be an extremely fun project with a global niche audience run by a team that has already proven to have my complete trust."

Invested $5,000 this round